Exhibit 99.1

Zhaopin Enters into Definitive Merger Agreement

BEIJING, April 6, 2017 — Zhaopin Limited (NYSE: ZPIN) (“Zhaopin” or the “Company”), a leading career platform1 in China focused on connecting users with relevant job opportunities throughout their career lifecycle, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with SEEK International Investments Pty Ltd. (“SEEK International”), the current controlling shareholder of the Company, and Zebra Mergerco, Ltd. (“Merger Company”), a Cayman Islands exempted company incorporated by an affiliate of Hillhouse Capital Management, Ltd., (“Hillhouse Capital Management”) and an affiliate of FountainVest Partners (together with SEEK International and Hillhouse Capital Management, the “Buyer Group”).

Pursuant to the Merger Agreement, the Buyer Group will acquire all of the outstanding shares of the Company for cash consideration, that together with the amount of the Special Dividend (as discussed below) will equal US$9.10 per ordinary share of the Company (each, a “Share”) and US$18.20 per American Depositary Share of the Company, each representing two Shares (each, an “ADS”). This represents a 14.2% premium over the closing price of US$15.94 per ADS as quoted by the New York Stock Exchange (the “NYSE”) on February 16, 2017, the last trading day prior to the Company’s announcement after the close of trading on February 16, 2017 that it was in advanced discussions with the Buyer Group regarding a potential transaction, and a premium of 14.2% and 18.3%, respectively, over the Company’s 30- and 60- trading day volume-weighted average price as quoted by the NYSE on and prior to February 16, 2017.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Company will merge with and into the Company, with the Company surviving the merger as the surviving company (the “Surviving Company”) under Cayman Islands law (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the Effective Time, will be cancelled and cease to exist in consideration for the right to receive the merger consideration that together with the amount of the Special Dividend will equal US$9.10 in cash, without interest, and each ADS will be cancelled in consideration for the right to receive the merger consideration that together with the amount of the Special Dividend will equal US$18.20 in cash, without interest. The foregoing excludes (i) certain Shares (the “Continuing Shares”) held by SEEK International which will remain outstanding as ordinary shares of the Surviving Company, (ii) Shares (including Shares represented by ADSs) held by the Company or its subsidiaries which will be cancelled without payment of any consideration therefor, and (iii) Shares held by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled at the Effective Time for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Holders of Shares and ADSs as of immediately prior to the Effective Time will be entitled to receive a cash special dividend, which, will be a minimum US$0.28 and maximum US$1.35 per Share (corresponding with a minimum US$0.56 and maximum US$2.70 per ADS), which will be paid to such shareholders and ADS holders as promptly as practicable following the Effective Time (the “Special Dividend”). In addition to the Special Dividend, Holders of Shares and ADSs as of immediately prior to the Effective Time will be entitled to receive cash consideration per Share and per ADS in an amount that would result in each holder of Shares and ADSs of record as of immediately prior to the Effective Time receiving a total of US$9.10 per Share and US$18.20 per ADS, respectively, in connection with the Merger after taking into account the final amount of the Special Dividend.

1 Zhaopin’s website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended December 31, 2016, the number of registered users as of December 31, 2016 and the number of unique customers for the three months ended December 31, 2016.

The final amount of the Special Dividend will be determined by the Company’s board of directors based on the amount of funds legally available to distribute to the Company’s shareholders following the Company’s receipt of proceeds from its operating companies in the PRC and is expected to be announced in approximately four months.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and resolved to recommend that the Company’s shareholders authorize and approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The Special Committee, which consists of Peter Andrew Schloss and Alex Chit Ho, two independent directors of the Company who are unaffiliated with any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The Buyer Group intends to fund the Merger through a combination of cash contributions from affiliates of members of the Buyer Group pursuant to equity commitment letters, and cash in the Company and its subsidiaries.

The closing of the Merger is currently expected to occur during the second half of 2017, and is subject to customary closing conditions, including the approval by an affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders, which will be convened for the purpose of voting upon the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and the other closing conditions specified in the Merger Agreement.

As of the date of the Merger Agreement, SEEK International beneficially owns in aggregate approximately 61.2% of the issued and outstanding Shares and 74.5% of the outstanding voting power of the Company.  Pursuant to a support agreement between SEEK International and Merger Company, SEEK International has agreed to vote all its Shares in favour of the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

If completed, the Merger will result in the Company becoming a privately-held company and ADSs will no longer be listed on the NYSE.

The Company and certain other participants in the Transactions will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Merger, the Company and the other participants in the Merger.

Duff & Phelps, LLC is serving as the financial advisor to the Special Committee, Fenwick & West LLP is serving as U.S. legal counsel to the Special Committee, Zhong Lun Law Firm is serving as PRC legal counsel to the Special Committee, Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee and the Company, and Shearman & Sterling LLP is serving as U.S. legal counsel to the Company.

O’Melveny and Myers LLP is serving as U.S. legal counsel to SEEK International, Weil, Gotshal & Manges LLP is serving as U.S. legal counsel to Hillhouse Capital Management, King & Wood Mallesons is serving as PRC legal counsel to SEEK International, and Walkers is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information about the Transaction

The Company will furnish to the SEC a report on Form 6-K regarding the proposed transactions described in this announcement, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement, including the Merger, are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of August 31, 2016 is also set forth in the Company’s Form 20-F, which was filed with the SEC on October 13, 2016. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended December 31, 2016, number of registered users as of December 31, 2016 and number of unique customers2 for the three months ended December 31, 2016. The Company’s over 129.5 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2016, approximately 36.9 million job postings3 were placed on Zhaopin’s platform by 509,813 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career-related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

About SEEK

SEEK is a diverse group of companies that has a unified purpose to help people live more fulfilling and productive working lives and to help organizations succeed. Commencing in Australia in 1998, the SEEK Group has grown its operations into a global network, now operating a portfolio of the world’s leading online employment marketplaces and related education businesses.

About Hillhouse

Hillhouse Capital Management was founded in 2005.  Hillhouse takes a long-term approach to investing and actively engages with entrepreneurs to build franchise value and access growth in Asia. Independent proprietary research is key to its investment process. Hillhouse focuses primarily on the consumer, TMT, healthcare and financials and business services sectors. Hillhouse currently manages over $20 billion for global institutions including university endowments, foundations, sovereign funds, family offices, and pensions.

About FountainVest

FountainVest is a leading China-focused private equity firm.  FountainVest focuses on long term oriented investments and targets high growth industry leaders in media and entertainment, consumer retail, internet, healthcare and industrials.  FountainVest works closely with management teams to create value in the areas of strategy, operations, industry consolidation, capital markets and governance.

2 A “unique customer” refers to a customer that purchases the Company’s online recruitment services in during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

3 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period – even if available during such period – are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

Safe Harbor

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected benefits and costs of the proposed Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals; the possibility that various closing conditions to the Merger may not be satisfied or waived; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Merger. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

(86-10) 5863 5888 ext. 68346

ir@zhaopin.com.cn